Filed by Comerica Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Comerica Incorporated
                                                     Commission File No. 1-10706



On November 1, 2000, Comerica Incorporated issued the following press release:

       COMERICA INCORPORATED TO ACQUIRE IMPERIAL BANCORP IN $1.3 BILLION
                                  TRANSACTION

DETROIT and LOS ANGELES, Nov. 1 /PRNewswire/ -- Comerica Incorporated (NYSE:
CMA) and Imperial Bancorp (NYSE: IMP) today announced that their boards of directors have unanimously approved a definitive agreement for a tax-free, stock-for-stock acquisition by Comerica of Imperial Bancorp, a $7.4 billion banking company headquartered in Los Angeles, CA.

The transaction will create the fourth largest banking company in California and the 19th largest nationally, both based on assets. The combination brings together two companies that are highly focused on middle- market, small business, emerging growth markets, title and escrow deposits and entertainment lending in California and nationally. It joins Imperial's growth record with the solid growth, financial discipline and strong credit culture of Comerica.

Shareholders of Imperial will receive approximately 21 million shares of Comerica common stock under a 0.46 fixed exchange ratio. Upon closing, Imperial shareholders will own approximately 12 percent of the combined company. The current value of the transaction is approximately $1.3 billion, or 2.4 times book value and 14.8 times First Call consensus 2001 estimated earnings, based on Comerica's closing price of $60.31 on Tuesday, October 31, 2000. It represents a premium of 14 percent of Imperial's closing share price yesterday.

The transaction is expected to be accounted for as a pooling of interests. It is expected to be neutral to earnings per share in 2001, exclusive of one- time, pre-tax, merger-related and restructuring charges estimated to be $145 million, and approximately 5 percent accretive to earnings per share in 2002. Comerica said its estimates of accretion do not include assumptions of either revenue synergies or reinvested capital.

The in-market combination is expected to generate cost savings by eliminating duplicative and other administrative costs. Comerica plans to reduce expenses by about 20 percent of Imperial's expense base over a period of two years. "Comerica's goal is to increase and enhance shareholder value by growing earnings at double-digit annual rates. Our strategy is to build on our leadership position in middle-market business lending, our longstanding commitment to financial discipline and our strong credit quality culture," said Eugene A. Miller, Comerica chairman, president and chief executive officer. "Imperial represents a superb strategic fit and will accelerate and sustain this strategy. Its strong base of relationships in key middle-market sectors of the California economy, and its demonstrated capacity to generate 20 percent-plus compound annual growth in loans, deposits and earnings per share over the past five years will help fuel our growth strategies in California and nationally," he added.

"With this combination, we extend our geographic footprint in the highly attractive Southern California economy and solidify our national leadership position in several key growth businesses. Comerica takes a disciplined view of acquisitions -- and this transaction represents the right mix of strategic growth drivers, sound financial metrics, and just plain good chemistry," Mr. Miller said.

The transaction will make Comerica California's volume leader in Small Business Administration (SBA) lending and entertainment industry lending, while ranking number two in lending to emerging growth markets. The bank will further enhance its California deposit market share through Imperial's deposit-rich emerging growth, title and escrow, and middle-market banking businesses.

"Our affiliation with Comerica presents significant benefits for Imperial Bancorp's shareholders, and Imperial Bank's customers and employees," said George L. Graziadio, Jr., chairman, president and chief executive officer of Imperial Bancorp and chairman and co-founder of Imperial Bank. "We were attracted to Comerica because of its proven leadership and experience in business lending as well as its intense commitment to superior relationship banking. The combination of our two organizations will provide significantly expanded products and services for our customers."

"Joining forces with Comerica is the right step for Imperial Bank, its customers and employees. Comerica stands for quality service and financial discipline, and we look forward to introducing the Comerica brand to our customers," said Norman
P. Creighton, Imperial Bank vice chairman and chief executive officer. "Together, we can build a highly competitive and market- leading franchise in California. Comerica's middle-market business focus is our business focus.

"Finally, the combination of our forces with Comerica will, over time, generate added opportunities for many employees as they become part of a larger organization," he added.

"We saw a great fit with Imperial for several reasons, not the least of which is their commitment to delivering high quality customer service," said J. Michael Fulton, president and chief executive officer of Comerica Bank - California. "In addition, their strong focus on relationship business banking is highly consistent with our approach."

"We believe we are in an excellent position to achieve the goals of this transaction," said Comerica's Miller. "We have a realistic, two-year phase-in of cost savings and conversion to common operating platforms, as well as complementary geographies. In addition to our past successful experience of integrating larger bank transactions, we have successfully acquired and integrated five banks in the California market since 1991. We know this market well -- and expect to complete this acquisition seamlessly."

Comerica's cash dividend is currently $1.60 on an annualized basis; Imperial does not pay a cash dividend.

The boards of both companies have rescinded their share repurchase programs to the extent required to account for the merger as a pooling of interests.

Imperial Chairman Graziadio will become chairman of the board of Comerica Bank-California; Comerica Bank-California President and Chief Executive Officer Fulton will remain president and chief executive officer; and Imperial Bank's Vice Chairman Creighton will become vice chairman of Comerica Bank- California. In addition, Graziadio, Imperial's chairman, and Creighton, Imperial Bank's vice chairman, will join the Comerica Bank-California board of directors.

Comerica's CRA rating is outstanding and Imperial's is satisfactory. Both ratings are evidence of the commitment of each organization to improving the communities they serve.

Comerica and Imperial will continue to work closely with local community groups, civic organizations, individual community members, business owners and others to continue to define the credit needs of local communities served and to design products and services to help meet those needs.

The agreement is subject to approval by the shareholders of Imperial and customary regulatory approvals. The transaction is expected to close in the first quarter of 2001. In conjunction with the transaction, Imperial granted to Comerica a customary option to purchase up to 19.9 percent of Imperial stock.

Comerica was advised by the law firm of Wachtell, Lipton, Rosen & Katz. Credit Suisse First Boston acted as financial advisor and provided a fairness opinion to Imperial, which was advised by the law firm of Sullivan & Cromwell.

Imperial Bancorp, a diversified financial organization, was founded in 1968. Imperial Bank, the Company's principal subsidiary, organized in 1963, offers a wide range of financial services tailored to corporate customers, entrepreneurs and professionals. The bank's business strategy focuses on delivering customized financial products and services to manufacturing, distribution, wholesale, service, import/export, title and escrow, and apparel and textile businesses, in addition to some of the fastest growing industries such as emerging technology, entertainment, residential construction and SBA lending. Imperial Bank operates 15 regional banking offices: 12 located throughout California; in Phoenix, Arizona; Denver, Colorado; and Kirkland, Washington; in addition to emerging growth loan offices in Irvine, Los Angeles, Palo Alto, San Diego, and San Francisco, California; Phoenix, Arizona; Denver, Colorado; Boston, Massachusetts; New York, New York; Durham, North Carolina; Portland, Oregon; Austin and Dallas, Texas; Reston, Virginia; and Kirkland, Washington. Other Imperial Bancorp and Bank enterprises include: Imperial Securities Corp.; Imperial Creditcorp; Pacific Bancard Association Inc.; Imperial Ventures Inc.; Imperial Bank Realty Co. Inc.; and Imperial International Bank. Imperial Bank also holds 12 million shares of the common stock (approximately 56 percent of the total shares outstanding) of Official Payments Corporation (Nasdaq: OPAY). Imperial can be found on the Web at http://www.imperialbank.com. Imperial is expected to begin operating under the Comerica brand name in the first quarter, 2001.

Comerica Bank-California is a $5.3 billion asset bank headquartered in San Jose, with offices in the Bay Area (San Jose to San Francisco), Santa Cruz Coastal, Los Angeles (Los Angeles and Orange Counties) and San Diego.

Comerica Bank-California is a subsidiary of Comerica Incorporated, a diversified financial services provider headquartered in Detroit with banking subsidiaries in Michigan, Texas and California; banking operations in Florida; the investment services affiliate Munder Capital Management; and businesses in several other states. Comerica also operates subsidiaries in Canada and Mexico. Comerica Incorporated reported total assets of $41 billion at September 30, 2000.

Matters discussed in this release contain certain forward-looking statements that are based on the beliefs of Comerica's and Imperial's management as well as assumptions made by and information currently available to Comerica's and Imperial's management, as of the date of this release, with respect to future events and are subject to risks and uncertainties, such as changes in Comerica's and Imperial's plans, objectives, expectations and intentions relating to the merger, integration and general business plans, and do not purport to speak as of any other date.

Should one or more of these risks materialize or should underlying assumptions prove incorrect, the company's actual results could differ materially from those discussed in this release. Factors that could cause or contribute to such differences are changes in interest rates, changes in the industries where Comerica and Imperial have a concentration of loans, changes in the level of fee revenues, the impact of Internet banking, the entry of new competitors into the banking industry as a result of the enactment of the Gramm-Leach-Bliley Act of 1999, changes in general economic conditions, and related credit conditions, continuing consolidations in the banking industry, and other factors discussed in Comerica and Imperial's filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Comerica does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

NOTE TO EDITORS:

Comerica and Imperial have scheduled a conference call to discuss the transaction at 9:30 AM (EST) on Wednesday, November 1, 2000. All interested parties are invited to listen to this call. To listen to the call from the US, please dial 1-888-667-9209 and ask to be connected to the Comerica / Imperial teleconference call. International callers please dial 1-706-645-9134. This conference call will also be webcast live on the Internet. A link to a live broadcast of the call on the Internet can be found at http://www.comerica.com.

If you are unable to participate, a rebroadcast of the call will be available beginning approximately 1:00 PM (EST) on Wednesday, November 1, 2000 through Wednesday, November 8. To access the rebroadcast domestically, please dial 800-642-1687, reservation # 207066. International callers please dial 706-645-9291. To access a rebroadcast of the webcast please visit http://www.comerica.com.

Comerica / Imperial

At-A-Glance

9/30/00 figures (all dollar figures in billions, except per share prices, and where noted.) Financial ratios reflect third-quarter figures.

Comerica Imperial Pro Forma

    Total Assets                                    $41        $7         $48
    Total Deposits                                  $26        $7         $33
    Total Deposits in CA                             $5        $5         $10
    Total Loans                                     $35        $4         $39
    Net Income* (millions)                         $740       $84        $824
    Nonperforming Assets/Assets                   0.59%     0.90%       0.64%
    Reserves/Nonperforming Loans                   222%      136%        203%

    ROA                                           1.89%     1.41%       1.83%
    ROCE                                          21.3%     18.2%       20.9%
    Net Interest Margin                            4.42      5.93        4.64
    Efficiency Ratio                               48.6      57.4        50.1
    Fee Income Ratio                               32.7      30.6        32.4
    Closing Stock Price Per Share (10/31/00)     $60.31    $24.31
    Total Banking Locations in CA                    31        12          43
    Total Banking Locations in U. S.                341        15         356

*  YTD annualized

                         Comerica / Imperial Deal Terms

Fixed Exchange Ratio                          0.46 Comerica share for each
                                              Imperial share outstanding

Price                                         $27.74 per share based on
                                              Comerica closing price of
                                              $60.31 on 10/31/00

Multiple to 2000E                             15.8X

Multiple to Book Value                        2.40X

Market Premium                                14%

                           Leveraging Common Strengths

Commercial & Industrial Lending     --  #4 in California

SBA Lending                         --  #1 in California / Top 5
                                                           Nationally

Specialty Deposits (title / escrow) -- #1 in California / Top 5
                                                          Nationally

Entertainment Lending               -- #1 in California / Top 5
                                                          Nationally

Emerging Growth Lending             -- #2 in California / #2 Nationally

SOURCE Comerica Incorporated and Imperial Bancorp

CONTACT: Media - Wayne Mielke of Comerica Incorporated - MI, 313-222-4732, or Keith Turner of Comerica Bank - California, 408-556-5111; or Robert Galea of Imperial Bancorp -- CA, 310-338-6111; Steve Bruce, or Mary Beth Kissane of Abernathy MacGregor Group - NY, 212-371-5999; or Investor - Judith S. Love of Comerica Incorporated - MI, 313-222-2840; or Ellen Becht of Imperial Bancorp -- CA, 310-338-6161/ http://www.comerica.com

ANALYST PRESENTATION:


[Comerica Logo]                                                  [Imperial Logo]

                             A Superb Strategic Fit:
                                 The Preeminent
                                 Business Bank

                                 [Comerica Logo]
                                November 1, 2000

[Comerica Logo]                                                  [Imperial Logo]

This presentation and the oral statements relating to this presentation (the "Presentation") contain certain forward looking statements that are based on the beliefs of Comerica's and Imperial's management as well as assumptions made by and information currently available to Comerica's and Imperial's management. Such statements reflect the view of Comerica's and Imperial's management, as of the date of preparation of this Presentation, with respect to future events and are subject to risks and uncertainties, such as changes in Comerica's and Imperial's plans, objectives, expectations and intentions and do not purport to speak as of any other date. Should one or more of these risk materialize or should underlying assumptions prove incorrect, the company's actual results could differ materially from those discussed in this Presentation. Factors that could cause or contribute to such differences are changes in interest rates, changes in the industries where Comerica and Imperial have a concentration of loans, changes in the level of fee revenues, the impact of Internet banking, the entry of new competitors into the banking industry as a result of the enactment of the Gramm-Leach-Billey Act on 1999, economic conditions, continuing consolidations in the banking industry, and other factors discussed in Comerica's and Imperial's filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Comerica and Imperial do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

[Comerica Logo]                                                  [Imperial Logo]

                             A Superb Strategic Fit:
                                 The Preeminent
                                 Business Bank

                                 [Comerica Logo]
                                November 1, 2000

[Comerica Logo]                                                  [Imperial Logo]

                             A SUPERB STRATEGIC FIT

o Leverage complementary strengths in corporate banking
o Expand presence in high growth California market
o Gain leadership position in Emerging Growth business niche
o Low risk execution
o Financially attractive to shareholders

                          THE PREEMINENT BUSINESS BANK

[Comerica Logo]                                                  [Imperial Logo]

                                IMPERIAL BANCORP

o       6th largest commercial bank in California
o       $7.4 billion of assets
o       Small and mid sized business focus
o       Developed niche markets
        -       Emerging growth
        -       Entertainment
        -       Residential tract lending
        -       Title / Escrow
        -       SBA
o       Exceptional core funded position

[Comerica Logo]                                                  [Imperial Logo]

                                IMPERIAL BANCORP
Loans
-----
1996 = $2.0  billion
1997 = $2.7 billion
1998 = $3.4  billion
1999 = $3.5 billion
        ---

====
CAGR = 21.9%
====

9/30/99 = $3.6 billion
           ---
9/30/00 = $4.2 billion

Deposits
--------

1996 = $3.0 billion
1997 = $4.2 billion
1998 = $5.6 billion
1999 = $5.9 billion

====
CAGR = 22.9%
====

9/30/99 = $5.7 billion
9/30/00 = $6.5 billion

[Comerica Logo]                                                  [Imperial Logo]

                                IMPERIAL BANCORP

Net Income Growth
-----------------

1995 = $15.0 million
1996 = $29.7 million
1997 = $41.3 million
1998 = $57.1 million
1999 = $62.2 million

====
CAGR = 44%
====

9/30/99 = $48.9 million
9/30/00 = $63.0 million

Normal and Income from Continuing Operation (Source:  Imperial Annual Report)

[Comerica Logo]                                                  [Imperial Logo]

                       LEVERAGING COMPLEMENTARY STRENGTHS

o  Commercial & Industrial Lending
   -  #4 in California
o  SBA Lending
   -  #1 in California, Top 5 Nationally
o  Specialty Deposits (title/escrow)
   -  #1 in California, Top 5 Nationally
o  Entertainment Lending
   -  #1 in California, Top 5 Nationally
o  Emerging Growth Lending
   -  #2 in California and Nationally

[Comerica Logo]                                                  [Imperial Logo]

                           STRONG CREDIT QUALITY FOCUS

o   Focus on granularity
    -  Average loan size:
       CMA $5MM
       IMP $3.5MM

o   Extensive credit training
o   Integration of lending and credit
o   Proactive credit administration process
    -  Constant vigilance, early resolution
o   Strong combined credit ratios relative to peers
    -  1.57% Reserve ratio
    -  33 bps of NCOs
    -  78 bps of NPAs

[Comerica Logo]                                                  [Imperial Logo]

                 LEADERSHIP POSITION IN EMERGING GROWTH BUSINESS

o Emerging Growth companies provide  significant  opportunities
     -  Tap tremendous liquidity of venture  backed  companies
     -  Participate  in  value  creation  of  New  Economy   through   warrant
        positions.
     -  Cross-sell opportunity for Investment Management/Private Banking
     -  Create significant growth engine

[Comerica Logo]                                                  [Imperial Logo]

                               HIGH GROWTH MARKETS

                             [Map of United States]

[Comerica Logo]                                                  [Imperial Logo]

                          PREMIER CALIFORNIA FRANCHISE

                               [Map of California]

California Economics
--------------------

o   3 of the top 10 US cities for employment and income growth
o   Employment growth 50% higher than national rate
o   #1 state for New Economy growth

[Comerica Logo]                                                  [Imperial Logo]

                               LOW RISK EXECUTION

o  No Revenue Synergy Assumptions
o  Conservative Cost Savings Assumptions
o  Realistic Integration Timetable
o  Extensive Due Diligence
   -  80% of loan portfolio reviewed
   -  Team approach / Lenders & Credit
o  Common Operating Platforms
o  Small Relative Size
o  6th Bank Acquisition in the California Market since 1991

[Comerica Logo]                                                  [Imperial Logo]

               WELL-POSITIONED FOR SUPERIOR FINANCIAL PERFORMANCE

                          Comerica      Imperial      Combined
--------------------------------------------------------------------------------
Assets                       $41B          $ 7B          $48B

Loans                        $35B          $ 4B          $39B

Deposits                     $26B          $ 7B          $33B

Net Income (1)               $740MM        $84MM         $824MM
--------------------------------------------------------------------------------
As of 09/30/00 PERIOD END
(1) YTD Annualized

[Comerica Logo]                                                  [Imperial Logo]

                           COMBINED PERFORMANCE RATIOS

                      Comerica            Imperial             Combined
--------------------------------------------------------------------------------
ROCE                     21.3%               18.2%                20.9%

ROA                      1.89                1.41                 1.83

Net Interest Margin      4.42                5.93                 4.64

Fee Income Ratio         32.7                30.6                 32.4

Efficiency Ratio         48.6                57.4                 50.1
--------------------------------------------------------------------------------
For the Quarter Ended September 30, 2000

[Comerica Logo]                                                  [Imperial Logo]

                                TRANSACTION TERMS

Structure:               Pooling-of-Interests
                         Tax-free exchange

Fixed Exchange Ratio:    0.46 Comerica share for each Imperial share outstanding

Price:                   $27.74 per share based on Comerica's close on 10/31/00
                         of $60.31

Transaction Value:       $1.3 Billion

Option:                  Option agreement for 19.9% of Imperial in place

Dividend:                $1.60 annual / per share

Anticipated Closing:     1Q2001

Anticipated Integration: Full integration by 1Q2002

[Comerica Logo]                                                  [Imperial Logo]

                                TRANSACTION TERMS

Cost Savings:     Approximately $60MM, or 20% of Imperial's
                  expense base, phased in 50% in 2001, 100% in 2002

Ownership Split:  Comerica  88%,  Imperial  12%

Management:       George L. Graziadio, Jr.
                         - Chairman, Comerica Bank CA
                  J. Michael Fulton
                         - President & CEO, Comerica Bank CA
                  Norman P. Creighton
                         - Vice Chairman, Comerica Bank CA

[Comerica Logo]                                                  [Imperial Logo]

Transaction multiples at $60.31 per share compare favorably to those found in similar transactions:

Comparable

                                  Transaction           Transaction
                                  Multiples(1)        Multiples(1)(2)
--------------------------------------------------------------------------------
Price as a multiple to:
    2000E EPS                        15.8X                 20.2X
    Book Value                       2.40%                  241%
    Tangible Book Value              2.41%                  246%
    Market Premium                     14%                  24%



--------------------------------------------------------------------------------
(1) Based on Comerica's closing price of $60.31 as of October 31, 2000.
(2) California transactions since 1999.
NOTE:  EPS estimates based on First Call

[Comerica Logo]                                                  [Imperial Logo]

                  EXPECTED COST SAVINGS (50% IN Y1, 100% IN Y2)

                                                        Cost
                                                       Savings
--------------------------------------------------------------------------------
Major Business Lines                                   $ 4MM
Systems & Operations                                   $36MM
G&A / Other                                            $20MM
     Total Pre-Tax                                     $60MM
--------------------------------------------------------------------------------

[Comerica Logo]                                                  [Imperial Logo]

                        ESTIMATED MERGER RELATED CHARGES

                                                                      Total
--------------------------------------------------------------------------------
Employee Related                                                       $50
Conforming Policies and Balance Sheet                                   46
Restructuring

Facilities and Operations                                               20

Other                                                                   29
                                                                --      --

Total Pre-Tax Merger Related Charges                                   145

Total After-Tax Merger Related Charges                                $105
--------------------------------------------------------------------------------

[Comerica Logo]                                                  [Imperial Logo]

                     ACCRETION SUMMARY - 0.46 EXCHANGE RATIO
--------------------------------------------------------------------------------
                                                  2001            2002
Comerica Projected EPS(1)                        $5.08           $5.59
Projected Accretion                                 0%              5%
Cost Savings (2)                                   10%             20%
EPS after Cost Savings                           $5.08           $5.84
EPS Growth                                         10%             15%


(1) EPS projections based on First Call estimates in 2001 and 2002.
(2) Cost savings equal to 20% of Imperial's expense base and are phased in 50% in 2001, 100% in 2002. Cost savings are also net of cost of financing restructuring charge.

[Comerica Logo]                                                  [Imperial Logo]

                             A Superb Strategic Fit:
                                 The Preeminent
                                 Business Bank

                                 [Comerica Logo]
                                November 1, 2000

[Comerica Logo]                                                  [Imperial Logo]

                                     SUMMARY

o   Strategically Compelling
    -   Creates skill and scale
    -   Leverages complementary strengths in business banking
    -   Expands presence in high-growth California market
    -   Gain leadership position in emerging growth business nationally
o   Low execution risk / highly achievable
o   Financially Attractive to Shareholders of both Companies
    -   Accretive in year two
    -   Superior financial performance
    -   Conservative assumptions

[Comerica Logo]                                                  [Imperial Logo]

                                    APPENDIX
--------------------------------------------------------------------------------

[Comerica Logo]                                                  [Imperial Logo]

                          COMPARATIVE PERFORMANCE DATA

$ in Millions

                                 Comerica          Imperial          Combined
--------------------------------------------------------------------------------
Net Interest Income, FTE            $416               $90             506
Provision                             24                19              43
Non-Interest Income                  202                40             242
Non-Interest Expense                 302                74             376
Net Income                           192                23             215
Return on Assets                    1.89%             1.41%           1.83%
Return on Common Equity              21.3              18.2            20.9
Net Interest Margin                 4.42              5.93             4.64
Efficiency Ratio                     48.6              57.4            50.1
Fee Income/Total Revenue             32.7              30.6            32.4
--------------------------------------------------------------------------------

For the Quarter ended September 30, 2000

[Comerica Logo]                                                  [Imperial Logo]

                           LOAN PORTFOLIO COMPOSITION

Comerica
--------

Consumer = 4.1%
Residential Mtg. = 2.5%
Middle Market = 64.1%
Large Corp. = 16.1%
International = 7.5%
Private Banking = 3.1%
Small Business = 2.6%

Imperial
--------

Consumer = 1.0% Small
Business = 2.0% Large
Corporate = 9.0%
Middle  Market = 88.0%



09/30/00 YTD Average Loans

[Comerica Logo]                                                  [Imperial Logo]

                       COMBINED LOAN PORTFOLIO COMPOSITION

Residential Mtg. = 2.2%
Consumer = 3.7%
Small Business = 2.6%
Private Banking = 2.7%
International = 6.7%
Large Corporate = 15.3%
Middle Market = 66.8%

Commercial 94%
Consumer 6%



09/30/00 YTD Average Loans

[Comerica Logo]                                                  [Imperial Logo]

                                               LOAN COMPOSITION

$ in billions
                           Comerica               Imperial             Combined
                      ------------------- -------------------- -----------------
                      Amount      %        Amount      %        Amount     %
--------------------------------------------------------------------------------
Commercial             $25.37      73%      $3.80       85%      $29.17     74%
Commercial RE            7.18       21        .65        14        7.83      20
Consumer                 1.40       4         .04        1         1.44      4
Residential Mortgage      .83       2         .00        0          .83      2
                       ------               -----                ------
   Total               $34.78      100%     $4.49       100%     $39.27     100%
Loan Portfolio Yield       9%                   9%                   9%
--------------------------------------------------------------------------------

Quarterly Averages as of September 30, 2000

[Comerica Logo]                                                  [Imperial Logo]

                               DEPOSIT COMPOSITION

Comerica

Savings = 5.4%
Foreign = 2.2%
Money Mkt/NOW = 31.1%
CD's = 35.5%
Non-Interest Bearing = 25.8%

Imperial

Savings = 0.5%
Non-Int Bearing = 48.1%
CD's = 30.2%
Money Market/NOW = 21.2%



As of 09/30/00

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[Comerica Logo]                                                  [Imperial Logo]

                          COMBINED DEPOSIT COMPOSITION

Foreign = 1.8%
Savings = 4.5%
CDs = 34.5%
Non-Interest Bearing = 29.9%
Money Market/NOW = 29.3%



As of 09/30/00

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[Comerica Logo]                                                  [Imperial Logo]

                               DEPOSIT COMPOSITION

$ in millions
                            Comerica              Imperial             Combined
                        -------------------- ----------------- -----------------
                                  % of                 % of              % of
                        Balance   Total      Balance   Total   Balance   Total
--------------------------------------------------------------------------------
Non-interest bearing     $6.5       26%      $2.7       48%      $9.2      30%
Interest Bearing:
Money Market / NOW       7.8        31%      1.2        21%      9.0       29%
Savings                  1.4         6       0.0         0       1.4        5
Time                     9.5         37      1.7         31      11.2       36
                         ---                 ---                 ----
Total interest bearing   $18.7      74%      $2.9       52%      $21.6     70%
Total Deposits           $25.2               $5.6                $30.8
                         =====               ====                =====
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Quarterly Averages as of September 30, 2000

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[Comerica Logo]                                                  [Imperial Logo]

                                 CREDIT QUALITY

$ in millions
                          Comerica           Imperial           Combined
--------------------------------------------------------------------------------
Total Loans                $35,035             $4,142            $39,177
Non-performing Loans           236                 66                302
Non-performing Assets          241                 67                307
Loan Loss Reserve              524                 90                614
NPLs/Loans                   0.67%              1.60%               .77%
NPAs/Assets                  0.59%              0.90%              0.64%
NCOs/Avg. Loans              0.24%              1.12%              0.33%
Reserves/Loans               1.49%              2.18%              1.57%
Reserves/NPLs                 222%               136%               203%
Reserves/NPAs                 218%               135%               200%
--------------------------------------------------------------------------------
Quarter Ended September 30, 2000 (P/E)

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[Comerica Logo]                                                  [Imperial Logo]

                             A Superb Strategic Fit:
                                 The Preeminent
                                 Business Bank

                                 [Comerica Logo]
                                November 1, 2000

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